UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTYTO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-55625

American Realty Capital Healthcare Trust III, Inc.

(Exact name of registrant as specified in its charter)

405 Park Avenue, 3rd Floor

New York, New York 10022

(212) 415-6500

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a

duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, American Realty Capital Healthcare Trust III, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC.

Dated: March 8, 2019	By:	/s/ Katie P. Kurtz
Name: Katie P. Kurtz
Title: Chief Financial Officer, Treasurer and Secretary